PPG Industries, Inc.

One PPG Place Pittsburgh, Pennsylvania 15272

William H. Hernandez

Sr. Vice President, Finance

June 16, 2009	Via facsimile to (202) 772-9368

Mr. Jay Ingram

Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE,

Washington, DC 20549-7010

Re:	Comment letter dated June 4, 2009 concerning the Definitive Proxy Statement on Schedule 14A of PPG Industries, Inc. (“PPG”), filed March 6, 2009 File No. 001-01687

Dear Mr. Ingram:

This letter is furnished in response to your above referenced comment letter. The responses below pertain to all matters raised by the Staff. In order to facilitate your review, our letter presents the Staff comment followed by our response. In our responses below, the references to the inclusion of information in future filings are intended to indicate that we will begin with our Definitive Proxy Statement on Schedule 14A for our 2010 Annual Meeting of Shareholders.

Compensation Discussion and Analysis, page 22

Base Salary, page 24

1.	We note that individual performance played a role in determining base salary increases for the named executive officers in 2008. In future filings, please describe the elements of individual performance and contribution that are taken into account when increasing base salaries for the named executive officers. See Item 402(b)(2)(vii) of Regulation S-K.

Consistent with the Staff’s request, in future filings we will describe the elements of individual performance and/or contribution that are taken into account when increasing the base salaries of our named executive officers.

Mr. Jay Ingram, Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 16, 2009

Annual Incentive Awards, page 24

2.	We note that your compensation committee establishes a target annual incentive award for each executive officer and that this target is expressed as a percentage of base salary. In future filings, please disclose the specific percentage of base salary for each named executive officer.

Consistent with the Staff’s request, in future filings we will disclose the specific percentage of base salary that expresses the target annual incentive award for each of our named executive officers.

3.	We note your statements in the fourth full paragraph on page 25. It appears that your compensation committee may exercise discretion when determining whether the Company has met its corporate performance targets for annual incentive awards purposes. If so, in future filings, please disclose whether discretion can be exercised or has been exercised to award compensation absent attainment of the relevant performance goal or to increase or reduce the size of any award or payout. If discretion has been exercised, please identify the particular exercise of discretion. See Item 402(b)(2)(vi) of Regulation S-K.

Our compensation committee can exercise discretion when determining whether the Company has met its corporate performance targets for annual incentive award purposes. Consistent with the Staff’s request, in future filings we will disclose whether in the compensation committee’s assessment of the Company performance component of the annual incentive award for named executive officers discretion has been exercised absent attainment of such performance goal or to increase or reduce the size of any award or payout, and in the event that discretion has been exercised, we will identify the particular exercise of discretion.

4.	To the extent applicable in future filings, please disclose the threshold level relating to cash flow from operations for annual incentive compensation awards.

Currently, there is not a threshold level relating to cash flow from operations for our corporate performance scale; however, there is a minimum performance level required for payout on the cash flow from operations metric. Consistent with the Staff’s request, in future filings we will disclose this minimum performance level relating to cash flow from operations.

5.

On pages 25 and 26, we note that the actual results for adjusted earnings per share and cash flow from operations, as compared to the targets, led to a payout of 98% for the Company’s performance component. In future filings, please clearly explain how you calculated a 98% payout given actual adjusted earnings per share fell below the target level and the relative weights assigned to the performance measures when determining the Company’s financial

Mr. Jay Ingram, Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 16, 2009

performance (adjusted earnings per share weighted at 80% and cash flow from operations weighted at 20%).

Consistent with the Staff’s request, in future filings we will clearly explain the calculation of the payout for the Company performance of the annual incentive award.

6.	On page 26, we note that there is a personal performance component to the annual incentive award for each of the named executive officers. In future filings, please disclose and discuss in further detail the specific elements of individual performance and contribution for the named executive officers, including the accomplishment of personal strategic objectives and contributions to the Company’s business results. See Item 402(b)(2)(vii) of Regulation S-K.

Consistent with the Staff’s request, in future filings we will disclose and discuss in detail the specific elements of individual performance and/or contribution of our named executive officers, including the accomplishment of personal strategic objectives and contributions to the Company’s business results.

7.	On page 25, we note that the annual incentive performance objectives for Messrs. Alexander and Wulfsohn include relevant business unit performance, which is weighted at 50%. In future filings, please disclose the goals for the business units, the actual results achieved by the business units, and how you evaluated whether the goals were met. See Item 402(b)(2)(v) and (vi) of Regulation S-K.

Consistent with the Staff’s request, with respect to named executive officers whose annual incentive performance objectives include relevant business performance, in future filings we will identify the businesses whose performance is being measured, the business measures used to evaluate performance, and the overall performance of these businesses in relation to their performance objectives.

In connection with responding to the Staff’s comments, PPG acknowledges that:

•	PPG’s management is responsible for the adequacy and accuracy of the disclosure in PPG’s filings with the Securities and Exchange Commission (“SEC”)

Mr. Jay Ingram, Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 16, 2009

•

It is the Staff’s position that SEC Staff comments or changes to PPG’s disclosures in response to SEC Staff comments do not foreclose the SEC from taking any action with respect to PPG’s filings with the SEC; and

•	It is the Staff’s position that PPG may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States

Sincerely yours,

/s/ William H. Hernandez
William H. Hernandez
Senior Vice President, Finance

cc: Ms. Jessica Kane